UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-50205

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Florida Atlantic Securities Corp.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9130 S Dadeland Blvd., Ste#1600
(No. and Street)

Miami	FL	33156
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Gilman	561-771-0036	rgilman@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KSDT & Co.
(Name – if individual, state last, first, and middle name)

9300 S Dadeland Blvd., Suite#600	Miami	FL	33156
(Address)	(City)	(State)	(Zip Code)

06/02/2009	3451
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Trevor Beaney, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Florida Atlantic Securities Corp., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

IDOLIDIA C. FELIZ
Notary Public - State of Florida
Commission # GG 299512
My Comm. Expires Jun 3, 2023
Bonded through National Notary Assn.

Signature: [signature]

Title: CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FLORIDA ATLANTIC SECURITIES CORP.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2022

FLORIDA ATLANTIC SECURITIES CORP.

CONTENTS

DECEMBER 31, 2022

KSDT CPA
ADVISORY | TAX | ASSURANCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Florida Atlantic Securities Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Florida Atlantic Securities Corp. as of December 31, 2022, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Florida Atlantic Securities Corp. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Florida Atlantic Securities Corp.'s management. Our responsibility is to express an opinion on Florida Atlantic Securities Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Florida Atlantic Securities Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Florida Atlantic Securities Corp.'s financial statements. The supplemental information is the responsibility of Florida Atlantic Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

We have served as Florida Atlantic Securities Corp.'s auditor since 1997.

Miami, Florida

February 15, 2023

MIAMI
305.670.3370
9300 S. Dadeland Blvd. | Suite 600
Miami, Florida | 33156

WESTON
954.485.5788
1625 N. Commerce Parkway | Suite 315
Weston, Florida | 33326

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS		
Cash	$	74,058
Receivables from clearing organization		3,183,333
Accounts receivable		503,800
2% notes receivable from stockholders, including accrued interest of $929		47,712
Trading securities owned, all measured at fair value, original cost $727,613		1,085,033
Prepaid expenses and other		26,899
Operating lease right-of-use asset		76,292
TOTAL ASSETS	$	4,997,127
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable:		
Due to correspondent broker for cost of trading securities owned	$	856,451
Due to others		24,380
TOTAL ACCOUNTS PAYABLE		880,831
Accrued salaries and commissions		386,897
Stock redemption payable		851,388
Operating lease liability		75,903
TOTAL LIABILITIES		2,195,019
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value; voting shares, Class A; authorized 2,000,000 shares; issued and outstanding 331,669 shares		3,317
Retained earnings		2,798,791
TOTAL STOCKHOLDERS' EQUITY		2,802,108
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	4,997,127

The accompanying notes are an integral part of these financial statements.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2022		
REVENUES:		
Brokerage commissions	$	826,849
Administrative and advisory fees		2,630,050
Prinicipal transactions		330,333
Firm trading (loss)		(24,453)
Interest and other		78,044
TOTAL REVENUES		3,840,823
OPERATING EXPENSES:		
Salaries, commissions and related costs		1,309,987
Clearance, quotation and communication costs		143,101
Occupancy expense		94,254
Professional fees		76,735
Other operating expenses		63,884
Regulatory fees		24,390
TOTAL OPERATING EXPENSES		1,712,351
NET INCOME	$	2,128,472

The accompanying notes are an integral part of these financial statements.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2022

	Class A Common Stock		Additional Paid-in	Retained	Total Stockholders'
	Shares #	Amount	Capital	Earnings	Equity
Balance - January 1, 2022	331,669	$ 3,317	$ 571,557	$ 1,700,150	$ 2,275,024
Distribution to stockholders	-	-		(750,000)	(750,000)
Redemption of common stock			(571,557)	(279,831)	(851,388)
Net income	-	-	-	2,128,472	2,128,472
Balance - December 31, 2022	331,669	$ 3,317	$ -	$ 2,798,791	$ 2,802,108

The accompanying notes are an integral part of these financial statements.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	2,128,472
Adjustments to reconcile net income to net cash provided by operating activities:		
Non-cash charge to rent expense to recognize operating lease right-of-use asset		(7,793)
Changes in assets and liabilities:		
Increase in receivables from clearing organization		(810,661)
Decrease in accounts receivable		142,684
Increase in trading securities owned		(362,984)
Increase in prepaid expenses and other		(457)
Increase in accounts payable		371,390
Decrease in accrued salaries and commissions		(251,300)
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,209,351
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distribution to stockholders		(750,000)
Stock redemption payment		(514,363)
Payments received on notes receivable from stockholders		31,647
NET CASH USED IN FINANCING ACTIVITIES		(1,232,716)
DECREASE IN CASH		(23,365)
CASH - BEGINNING		97,423
CASH - ENDING	$	74,058
SUPPLEMENTAL CASH FLOW INFORMATION:		
REDUCTION TO ROU ASSET RESULTING FROM REDUCTIONS TO LEASE LIABILITY:		
Operating lease	$	92,072
CASH PAID FOR AMOUNTS INCLUDED IN MEASUREMENT OF LEASE LIABILITY:		
Operating cash flow from operating lease	$	84,279
NON-CASH FINANCING ACTIVITY:		
Increase in stock redemption payable	$	337,026

The accompanying notes are an integral part of these financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

The Company was incorporated under the laws of the State of Florida on April 16, 1997, for the purpose of selling investment products and securities and other financial and business services. The Company's customer base is primarily located in Florida.

Customers, Broker-Dealers, Trading Inventory and Investment Balances

The Company is a registered broker-dealer and maintains its brokerage accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis using the accrual method of accounting. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities.

All securities are valued at the quoted market price and unrealized gains and losses are included in "firm trading loss" in the statement of operations. The Company does not own any restricted or non-marketable securities at December 31, 2022.

Government and Other Regulation

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15c 3-1), which requires that the Company maintain a minimum net capital, as defined.

Furniture and Fixtures

Furniture and fixtures are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which is five years. As of December 31, 2022, the Company's furniture and fixtures are fully depreciated with no net book value.

The costs of maintenance and repairs of furniture and fixtures are charged to expense as incurred. Costs of renewals and betterments are capitalized in the proper accounts. When furniture and fixtures are replaced, retired, or otherwise disposed of, the cost of such furniture and fixtures and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in the statement of operations.

1. Nature of business and summary of significant accounting policies (continued)

Cash

The Company maintains deposits at financial institutions that, from time to time, may exceed federally insured limits. The exposure of the Company from these transactions is solely dependent upon daily account balances and the financial strength of the respective institution. At December 31, 2022, the Company had no deposits in excess of federally insured limits.

Revenue Recognition

For brokerage commissions, the Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade date basis (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

The Company recognizes administrative and advisory fees at the point in time the transaction is complete. Revenue is generated from a single transaction price and there is no need to allocate the amounts across more than a single revenue stream.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles "GAAP", requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Financial Instruments with Off-Balance-Sheet Risk

The Company, under its correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make a material payment under this indemnity and accordingly has not recorded any contingent liability in its financial statements for these indemnifications.

1. Nature of business and summary of significant accounting policies (continued)

Fair Value of Financial Instruments

The financial position of the Company as of December 31, 2022 includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value.

The carrying amounts of the Company's financial instruments generally approximate their fair values as of December 31, 2022.

Income Taxes

The Company, with the consent of their respective stockholders, has elected to be taxed as an S Corporation. As an S Corporation, the Company's stockholders are responsible for all federal and state income taxes. Accordingly, no provision for income taxes is presented in the accompanying financial statements. The Company files its returns under U.S. Federal and State jurisdictions. These returns are subject to income tax examinations by major taxing authorities generally for three years after the returns are filed. Therefore, the current year and the three preceding years remain subject to examination as of December 31, 2022.

Leases

The Company accounts for its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use asset (ROU) asset at the commencement of the lease.

Lease Liabilities: A lease liability is measured based on the present value of its future lease payments. Lease payments are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract) or (2) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

1. Nature of business and summary of significant accounting policies (continued)

Leases (continued)

ROU Assets: A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight- line basis over the lease term.

Accounts Receivable and Allowance for Credit Losses

Receivables from customers: The Company's receivables from its brokerage customers include uncollateralized earned fees and commissions arising from the Company's normal operations.

Receivables from clearing organization: The Company's receivables from its clearing organization include amounts from unsettled trades, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. The Company's trades and contracts are cleared through its clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments- Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit loss expense.

Accounts receivable from customers and its clearing organization are recorded at net realizable value. The Company continually monitors the credit worthiness of its customers and clearing organization and use judgement in establishing a provision for estimated credit losses based upon the historical experience and any specific customer collection issues that have been identified. As of December 31, 2022, management determined that no allowance for credit losses was necessary.

2. Net capital requirement

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2022, the Company's net capital was $2,189,330, which was $2,089,330 in excess of its required net capital of $100,000. At December 31, 2022, the Company's net capital ratio was .58 to 1.

3. Fair value measurements

The financial instruments of the Company are reported in the accompanying statement of financial condition at fair values or at carrying amounts that approximate fair value due to the short-term nature of the instruments.

In accordance with GAAP, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

> Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.
>
> Level 2 — Inputs (other than quoted market prices included within Level 1) that are observable, for the asset or liability either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
>
> Level 3 — Unobservable inputs for the asset or liability that are supported by little or no market activity and rely on management's assumptions about the assumptions that market participants would use in pricing the asset or liability.

A description of the valuation techniques applied to the Company's trading securities owned measured at fair value on a recurring basis is as follows:

> U.S. Government Securities and Certificates of Deposit: U.S. government securities and certificates of deposits are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities and certificates of deposit are generally categorized in Level 1 of the fair value hierarchy.

3. Fair value measurements (continued)

Corporate and Municipal Bonds: The fair value of corporate and municipal bonds is determined using recently executed transactions, market price quotations (when observable) and bond spreads obtained from independent external parties, such as vendors and brokers. The spread data used are for the same maturity as the bond. When position-specific external price data are not observable, fair value is determined based on benchmarking to similar instruments or cash flow models with yield curves. Corporate and municipal bonds are generally categorized in level 2 of the fair value hierarchy.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

Trading securities owned are as follows:

Corporate bonds	$ 18,064
Certificates of deposit	397,176
Municipal bonds	425,234
United States government bond	244,559
	$1,085,033

The United States government bond is used as deposit with the Company's clearing broker (See Note 7).

The United States government bond and certificates of deposit owned at December 31, 2022, as shown in the accompanying financial statements are valued at market prices and are categorized in level 1 of the fair value hierarchy. Corporate and municipal bonds owned at December 31, 2022, as shown in the accompanying financial statements are valued at market prices, other than quoted market prices included within Level 1 and are categorized in level 2 of the fair value hierarchy.

4. Accounts receivable

Accounts receivable as of December 31, 2022 is as follows:

Commissions and fees receivable from customers	$503,800

Commissions and fees receivable from customers are uncollateralized earned fees and commissions arising from the Company's normal operations. Management has reviewed all accounts receivable balances and determined that these balances are fully collectible and are therefore stated at net realizable value with no allowance for credit losses considered necessary.

5. Receivables from clearing organization

Receivables from clearing organization as of December 31, 2022 is as follows:

Deposit account	$ 3,090,506
Settlement receivable	83,442
Interest receivable	9,385
	$ 3,183,333

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. Management has reviewed all receivables due from clearing organization and determined these balances are fully collectible and therefore no allowance for credit losses are considered necessary.

6. Notes receivable from stockholders

Effective January 1, 2020, the Company entered into four promissory notes totaling $112,108 upon the issuance of 15,336 shares of the Company's stock. Payments are due in three equal annual installments commencing on April 15, 2020, with interest at two percent per annum. These notes are secured by the shares of common stock. Previous notes issued by the Company in prior years have the same terms as these new notes. Effective January 1, 2021, the Company entered into a promissory note agreement totaling $51,114 upon the issuance of 7,794 shares of the Company's stock. The total receivable amount on these notes, inclusive of interest is $47,712 as of December 31, 2022.

7. Fully disclosed clearing agreements

In July 2015, the Company entered into a fully-disclosed clearing agreement with National Financial Services, LLC. This agreement requires that the Company maintain a specific deposit account of $250,000. This deposit is included within the caption "Trading securities owned-United States government bond" (in Note 3) and within "trading securities owned" in the accompanying statement of financial condition. The off-balance-sheet risks to the Company under this agreement are more fully discussed in Note 1.

8. Concentrations

During the year ended December 31, 2022, the Company had advisory fees from two sources amounting to $1,905,826.

9. Commitments and contingencies

Leasing Activity

The Company entered into a 63 month lease in August 2018 for its office space in Miami, Florida. Future payments required under this lease, not including possible increases for operating expenses, together with their present value are as follows:

Year ending December 31,		
2023	$	80,630
Total operating lease payments		**80,630**
Less imputed interest		(4,727)
Total operating lease liabilities	**$**	**75,903**

The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. Operating lease cost for the year ended December 31, 2022, amounted to $94,254 including approximately $5,995 of variable payments which are included in occupancy expense in the statement of operations.

The following summarizes the weighted average remaining lease term and discount rate as of December 31, 2022:

Weighted-average remaining lease term in years	**10 months**
Weighted-average discount rate	**5.5%**

The Company is currently in negotiations with its landlord to exercise its option to renew the office space lease and the monthly rental amounts and lease terms are not known at this time.

10. Subsequent events

Management has evaluated subsequent events that have occurred subsequent to December 31, 2022, and through February 15, 2023, the date of the issuance of this report. There have been no subsequent events as of the issuance date of this report which need to be disclosed in the accompanying financial statements.

11. Stock redemption payable

The Company and the stockholders entered into a stockholder's agreement to provide for the redemption of stock held by the founding stockholders upon a triggering event, such as the death of a founding stockholder. When a triggering event occurs, the Company is required to redeem all shares owned by the founding stockholder's estate at an amount equal to the book value of the founding stockholder's stock reflected in the financial statements at the end of the year. Payment of the stock is to be made within 15 days after the completion of the Company's audited financial statements for the year the triggering event occurs.

A founding stockholder passed away during 2021, which triggered a stock redemption payable for the redemption of the stock held by the founding stockholder's estate as of December 31, 2021. The Company has paid $514,363 to the estate. The Company has accrued $851,388 as of December 31, 2022, related to the stock redemption payable. The payment to the founding stockholder's estate will be made during 2023 within 15 days after the completion of the Company's audited financial statements for the year ended December 31, 2022.

In subsequent years, additional contingent payments may be made to the founding stockholder's estate at an amount equal to 40% of the Company's net income for the subject year until the founder repurchase price is paid. The founder repurchase price is the greater of three times the audited book value of the Company determined in accordance with generally accepted accounting principles or three times the audited net income of the Company in the fiscal year the triggering event occurs divided by the total number of outstanding shares of common stock of the Company multiplied by the number of shares owned by the founding stockholder as of the last day of the year the triggering event occurred.

Payments made to the stockholder's estate cannot exceed an amount that would cause the Company's regulatory net capital to fall below the higher of four times the Company's regulatory minimum net capital or $500,000. The subsequent payments toward the founder repurchase price that may be paid in future years have not been accrued as they are contingent on whether the Company reports net income in future years.

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (Schedule I)

AS OF DECEMBER 31, 2022

NET CAPITAL:		
Total stockholders' equity	$	2,802,108
Add: Liabilities subordinated to claims of general creditors		-
Total Capital and Allowable Subordinated Loans	$	2,802,108
Less: Non-Allowable Assets and Other Deductions:		
Non-Allowable portion of Accounts Receivable	$	503,800
2% Notes receivable from stockholders		47,712
Accrued interest		9,385
Operating lease right-of-use asset		76,292
Prepaid expenses and other		26,898
TOTAL NON-ALLOWABLE ASSETS AND OTHER DEDUCTIONS	$	664,087
Add: Operating lease liability	$	75,903
Net Capital Before Haircuts on Security Positions	$	2,213,924
Less: Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f):		
Exempted Securities	$	21,017
Debt Securities		2,710
Other Securities		867
Total Haircuts on Security Positions	$	24,594
Net Capital	$	2,189,330

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report as of December 31, 2022, as filed.

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (Schedule I)

AS OF DECEMBER 31, 2022

AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable - due to non-customers	$	24,380
Accrued salaries and commissions		386,897
Stock redemption payable		851,388
TOTAL AGGREGATE INDEBTEDNESS	$	1,262,665
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)	$	84,180
Minimum Net Capital Requirement	$	100,000
Excess Net Capital (Net Capital Less Net Capital Required)	$	2,089,330
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	2,063,064
Ratio of aggregate indebtedness to net capital		0.58

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Not-applicable

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (Schedule II)

December 31, 2022

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therfore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

ADVISORY | TAX | ASSURANCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Florida Atlantic Securities Corp.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Florida Atlantic Securities Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Florida Atlantic Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) and (2) Florida Atlantic Securities Corp. stated that Florida Atlantic Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Florida Atlantic Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Florida Atlantic Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

February 15, 2023

MIAMI
305.670.3370
9300 S. Dadeland Blvd. | Suite 600
Miami, Florida | 33156

WESTON
954.485.5788
1625 N. Commerce Parkway | Suite 315
Weston, Florida | 33326

FLORIDA ATLANTIC SECURITIES CORP.

RULE 15C3-3 EXEMPTION REPORT

Exemption Report

We as stockholders of management of Florida Atlantic Securities Corp. (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*) and (2) we met the identified exemption provisions from January 1, 2022 to December 31, 2022 without exception.

Florida Atlantic Securities Corp.

I, Trevor Beaney, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________

Title: CEO

Date: February 15, 2023